February 13, 2019

Michael Swanson
Executive Vice President and Chief Financial Officer
VITAL THERAPIES INC
15222-B Avenue of Science
San Diego, California 92128

       Re: VITAL THERAPIES INC
           Registration Statement on Form S-4
           Filed on February 4, 2019
           File No. 333-229510

Dear Mr. Swanson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance